UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 27, 2024

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submissions of Matters to a Vote of Shareholders

Annual General Meeting

Yatra Online, Inc. (the “Company”) held its Annual General Meeting of shareholders on November 27, 2024. The following resolutions, as described in detail in the Company’s proxy statement attached to the Company’s Form 6-K dated November 01, 2024, were submitted to the Company’s shareholders at this meeting and were duly approved and passed:

i.	Ordinary resolution to re-appoint Mr. Murlidhara Lakshmikantha Kadaba, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2027 annual general meeting;

ii.	Ordinary resolution to re-appoint Mr. Stephen Schifrin, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2027 annual general meeting; and

iii.	Ordinary resolution to ratify the appointment of BDO India LLP as the Company’s independent registered public accountant for the fiscal year ending March 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: November 27, 2024	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer